FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

CALL NOTICE

SPECIAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO are summoned to hold a meeting on November 9, at 09:30 a.m., at the Company’s headquarters, established at Avenida Brigadeiro Luís Antonio, nº 3.142, in the city of São Paulo in order to resolve on the following Agenda at the Annual and Special General Meeting:

(a) The ratification of the execution, by the Company, on July 1st, 2010, with Globex, Casa Bahia Comercial Ltda., Filisur Participações S.A., Samuel Klein, Michael Klein and Eva Lea Klein, of the First Amendment of the Association Agreement entered into on December 4, 2009 (“Association”), according to the Management Proposal.

(b) The authorization of the Company management to execute all of the agreements and acts deemed necessary to implement the Association, according to the Management Proposal.

(c) The approval of investments to be made by the Company in its subsidiaries, according to the Management Proposal.

Copies of the Management Proposals are available to the Shareholders at the Company’s headquarters, at the Company’s Investor Relation (www.grupopaodeacucar.com.br/ri) and at Comissão de Valores Mobiliários – CVM website (www.cvm.gov.br), pursuant to Articles 124 and 135 of Law 6404/76 and CVM Instruction 481/09, referring to matters included in the Agenda.

Shareholders intending to be represented at the Shareholders Meeting summoned hereby are required to send the documents, evidencing their capacity as a Company shareholder, and the powers of attorney, seventy-two (72) hours prior to the meeting. The documents shall be forwarded to the Company at Avenida Brigadeiro Luís Antonio, nº 3142, in the city of São Paulo, in attention to Departamento Jurídico Societário.

São Paulo, October 25, 2010.

ABILIO DOS SANTOS DINIZ

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 25, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.